FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                            For the month of July 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                                HSBC BANK CANADA

                   SECOND QUARTER 2006 RESULTS^ - HIGHLIGHTS

- Net income attributable to common shares was C$115 million for the quarter ended 30 June 2006, an increase of 10.6 per cent over the quarter ended 30 June 2005.

- Net income attributable to common shares was C$231 million for the half-year ended 30 June 2006, an increase of 9.0 per cent over the same period in 2005.

- Return on average common equity was 19.9 per cent for the quarter ended
  30 June 2006 and 20.3 per cent for the half-year ended 30 June 2006 compared with 19.7 per cent and 20.3 per cent respectively for the same periods in 2005.

- The cost efficiency ratio was 52.6 per cent for the quarter ended 30
  June 2006 and 52.8 per cent for the half-year ended 30 June 2006 compared with 54.6 per cent and 53.8 per cent respectively for the same periods in 2005.

- Total assets were C$53.1 billion at 30 June 2006 compared with C$47.4 billion at 30 June 2005.

- Total funds under management were C$21.7 billion at 30 June 2006 compared with C$18.8 billion at 30 June 2005.

^ Results are prepared in accordance with Canadian generally accepted accounting principles.

Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares of C$115 million for the quarter ended 30 June 2006, an increase of C$11 million, or 10.6 per cent, from C$104 million for the same period in 2005. This increase was due to strong growth in net interest income and non-interest revenue. Net income in the quarter was impacted by a few significant items within non-interest expenses and income tax expense, which held back reported growth in net income, as highlighted in the following commentary. Partially offsetting these items was an increase in the fair value of our investments in private equity funds.

Net income attributable to common shares for the first half of 2006 was C$231 million compared with C$212 million for the same period in 2005, an increase of C$19 million, or 9.0 per cent.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "Our results for the second quarter continue to show good momentum. Underlying revenue growth for the quarter and half-year continues to be strong.

"We are well positioned to invest in areas of growth while continuing to improve our operating efficiency. We will also leverage the success of new products, like the High Rate Savings Account, and enhanced services, such as those created by the Payments and Cash Management business, to help acquire new customers and deepen relationships with our existing customers.

"As we celebrate the 25th anniversary of HSBC Bank Canada, I would like to take this opportunity to thank our customers and our colleagues at HSBC. They have helped us achieve this milestone. Canada is one of the greatest countries in the world, full of promise and opportunity, and one of the best examples of how people from diverse backgrounds and perspectives can build something special. It has been a great quarter century and we look forward to great things to come in the next 25 years and beyond!"

Net interest income

Net interest income for the second quarter of 2006 was C$276 million compared with C$243 million for the same period in 2005, an increase of C$33 million, or
13.6 per cent. This increase was driven by loan and deposit growth across all of our customer groups. Average loans for the quarter were C$33.3 billion compared with C$29.9 billion for the same period in 2005. Residential mortgages continued to grow, fuelled by a healthy housing market across Canada. Corporate and commercial loans were higher due to increased activity by clients resulting from the stable economic conditions in Canada and the United States. Average deposits were C$40.8 billion compared with C$37.0 billion for the same period in 2005. Income from securities was higher due partially to rising interest rates and higher average balances from increased trading activities and liquidity.

Competitive pressures and the interest rate environment are still a risk factor. However, the net interest margin, as a percentage of average interest earning assets, was 2.35 per cent for the quarter compared with 2.34 per cent for the same period in 2005. The net interest margin benefited from higher deposit spreads in the rising interest rate environment.

Net interest income was C$10 million higher compared with the previous quarter, due partly to one extra day in the quarter and from growth in loans and deposits. Average loans for the quarter were C$33.3 billion compared with C$32.3 billion last quarter, while average deposits grew C$0.8 billion to C$40.8 billion in the quarter. The net interest margin, as a percentage of average interest earning assets, was one basis point lower compared with the previous quarter.

On a year-to-date basis, net interest income was C$542 million compared with C$480 million for the same period last year, an increase of C$62 million, or
12.9 per cent. Year-to-date net interest income in 2006 benefited from continued growth in assets and deposits. However, the growth was negatively effected by securitisations of residential mortgages and personal lines of credit totalling C$1.2 billion in the latter part of the fourth quarter of 2005 and C$0.7 billion early in the first quarter of 2006. Average loans in 2006 were C$32.8 billion compared with C$29.4 billion in the same period last year, while average deposits were C$40.4 billion compared with C$35.9 billion in the same period last year. The net interest margin, as a percentage of average interest earning assets, was 2.35 per cent compared with 2.38 per cent for the same period in 2005.

Non-interest revenue

Non-interest revenue for the second quarter of 2006 was C$167 million compared with C$140 million in the same quarter of 2005, an increase of C$27 million, or
19.3 per cent. In the current quarter, we recorded a C$10 million increase in the fair value of our investments in private equity funds, which increased investment securities gains. The continued volatility in the exchange rate between the Canadian and US dollars resulted in higher trading and foreign exchange revenue. The success of our Private Client products and services helped grow personal funds under management, which increased investment administration fees. Securitisation income was higher due to increased recurring income from previous securitisations and from gains on sales of C$800 million in residential mortgages in the current quarter. An increase in capital market fees was driven primarily from higher underwriting and advisory activities in the quarter. Other non-interest revenue was lower due largely to immigrant investor program fees arising from timing of approvals by the government agencies.

Non-interest revenue was C$11 million higher compared with the previous quarter. Securitisation income and fair value increases in our private equity fund investments were higher. This was partially offset by lower commissions from trading activities by our retail customers, due largely to the increased volatility of the equity markets in the latter part of the second quarter.

On a year-to-date basis, non-interest revenue was C$323 million, C$39 million, or 13.7 per cent higher compared with C$284 million for the same period last year. The main drivers were growth in our wealth management businesses, which increased investment administration fees, and higher credit fees from increased business activity. Non-interest revenue also benefited from larger fair value increases in our private equity fund investments and higher securitisation income.

Non-interest expenses and operating efficiency

Non-interest expenses for the second quarter of 2006 were C$233 million compared with C$209 million in the same quarter of 2005, an increase of C$24 million, or
11.5 per cent. We have maintained our focus on operating efficiency while continuing to invest in our businesses and reallocate resources to areas of growth. As a result, the cost efficiency ratio was 52.6 per cent compared with
54.6 per cent for the same period in 2005. Salaries and employee benefits expenses were higher in 2006 due to an increased employee base from continued investments in our businesses and increased defined benefit pension plan costs. Additionally, a charge of C$9 million was recognised arising from the waiver of the TSR-related performance condition in respect of the 2003 awards under the HSBC Holdings Group Share Option Plan. Other non-interest expenses were slightly lower as increased investments in our business were offset by lower fees paid on the guarantee of our customers' deposits, due to the termination of the guarantee by HSBC Holdings plc for deposits taken after 30 June 2005.

Non-interest expenses were C$9 million higher than the previous quarter due largely to the incremental expense on stock options.

On a year-to-date basis, non-interest expenses were C$457 million compared with C$411 million for the same period last year, an increase of C$46 million, or
11.2 per cent. The cost efficiency ratio was 52.8 per cent compared with 53.8 per cent for the same period in 2005. Salaries and benefits expenses were higher due to an increased employee base, increased variable compensation, higher stock option expense, and increased pension costs. Other non-interest expenses were higher due to continued investments in our business, including higher brand awareness initiatives. These were partially offset by lower fees paid on the guarantee of our customers' deposits.

Credit quality and provision for credit losses

Credit quality was stable in the second quarter. The provision for credit losses of C$6 million this quarter was in line with the previous quarter and the same period a year ago. On a year-to-date basis, the provision for credit losses was C$12 million compared with C$14 million for the same period last year. Corporate default rates continue to be at historically low levels and result from stable economic conditions in Canada and the United States. We continue to proactively manage our risks and level of exposure to companies in industry sectors that may be at risk due to adverse changes in economic conditions.

Gross impaired credit exposures were C$159 million, C$34 million, or 27.2 per cent, higher compared with C$125 million at the same time last year, and were in line with the balance at the previous quarter end of C$161 million. Total impaired credit exposures, net of specific allowances for credit losses, were C$109 million compared with C$70 million at the same time last year, and were slightly higher compared to the C$104 million balance at the previous quarter end. The general allowance for credit losses remained at C$269 million compared with the previous quarter and was down from C$283 million at the same time last year. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 0.84 per cent compared with 0.87 per cent at the previous quarter end and 0.98 per cent at the same time last year.

Income taxes

The effective tax rate in the second quarter of 2006 was 39.4 per cent compared with 33.7 per cent in the same quarter of 2005 and 35.1 per cent in the previous quarter. On a year-to-date basis in 2006, the effective tax rate was 37.3 per cent compared with 33.9 per cent for the same period last year.

The income tax provision in the second quarter of 2006 included a C$6 million charge to reflect the write-down of future income tax assets resulting from tax rate decreases announced in the federal budget. In addition, the expense related to stock options is not deductible for income tax purposes and, therefore, increased the effective tax rate. The effective tax rate in the comparative periods in 2005 benefited from a reduction in tax expense resulting from adjustments to the net realizable values of certain future income tax assets. Excluding these impacts, the effective tax rate in the second quarter of 2006 was in line with the same period last year.

Balance sheet

Total assets at 30 June 2006 were C$53.1 billion, an increase of C$5.7 billion over the same time last year. Our loan portfolio continues to be the key driver of balance sheet growth. Commercial loans and bankers' acceptances grew C$2.9 billion on the continued strong economy, primarily in western Canada. Residential mortgages increased C$2.9 billion, before securitisation of C$2.2 billion in the period, on continued buoyancy in housing markets. Consumer loans increased C$0.8 billion, which was before securitisation of C$0.9 billion of personal lines of credit and consumer term loans in the period. Increased activity in our markets business has increased the securities portfolio by C$1.8 billion and balances under reverse repurchase agreements by C$1.0 billion.

Total deposits increased C$3.6 billion to C$41.0 billion at 30 June 2006 from C$37.4 billion at the same time last year. Growth in deposits from individuals resulted from higher interest rates and initiatives such as our 25th Anniversary Sale campaign, which highlighted term savings products as well as our new High Rate Savings Account. Commercial deposits were higher due to growth in term products, driven by higher interest rates, and in an increase in payments and cash management balances. Other liabilities increased C$0.7 billion largely from an increase in short positions in securities resulting from an increase in activities in our markets business.

Compared with the balance at 31 December 2005, total assets were C$3.9 billion higher largely from growth in loans and markets activities. Deposit growth benefited from increased cash management balances from corporate customers as well as personal deposit growth from the High Rate Savings Account.

Total assets under administration

Funds under management were C$21.7 billion at 30 June 2006 compared with C$18.8 billion at the same time last year. Including custody and administration balances, total assets under administration were C$30.2 billion compared with C$24.7 billion at 30 June 2005.

Growth in funds under management benefited from strong acquisition of new clients and the success of our Private Client products. The buoyant equity markets had a positive impact on retail investor activity, particularly in Canada, which was driven by large increases in commodity prices. Custodial accounts grew C$2.6 billion due to growth in institutional and corporate custody business and an increase in securitised assets under management.

Compared with the previous quarter, funds under management were lower by C$0.1 billion. Despite the drop in the equity markets in the latter part of the second quarter of 2006, personal funds increased by C$0.1 billion. Institutional funds accounted for the decrease due to maturity of various mandates.

Capital management

The tier 1 capital ratio was 9.0 per cent and the total capital ratio was 11.2 per cent at 30 June 2006. These compare with 9.0 per cent and 11.3 per cent, respectively, at 31 March 2006 and 9.0 per cent and 11.2 per cent, respectively, at 30 June 2005.

In addition to net income, regulatory capital increased from an issuance of C$200 million in subordinated debentures in the first quarter of 2006. This was partially offset by dividends declared on our preferred shares and common shares and the redemption of C$60 million in subordinated debentures in the first quarter of 2006.

Credit ratings

In the second quarter of 2006, the counterparty credit rating on our deposits was raised to AA-/Stable/A-1+ from A+/positive/A-1 by Standard & Poor's Ratings Services. This upgrade is a reflection of the quality and success of our business in Canada.

Dividends

During the second quarter of 2006, we declared and paid C$60 million in dividends on our common shares.

Regular quarterly dividends of 31.875 cents per share have been declared on our Class 1 Preferred Shares - Series C and 31.25 cents per share on our Class 1 Preferred Shares - Series D. The dividends will be payable on 30 September 2006, for shareholders of record on 15 September 2006.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 170 offices. With around 9,500 offices in 76 countries and territories and assets of US$1,502 billion at 31 December 2005, the HSBC Group is one of the world's largest banking and financial services organisations. Visit our website at hsbc.ca for more information about HSBC Bank Canada and our products and services.

Copies of HSBC Bank Canada's interim 2006 report will be sent to shareholders in August 2006.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and our net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on our revenues. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact our results and financial condition.

Summary

                                           Quarter ended                 Half-year ended
Figures in C$ millions              30Jun06   31Mar06    30Jun05      30Jun06     30Jun05
(except per share amounts)

Earnings
Net income attributable to
 common shares                         115        116        104          231         212
Basic earnings per share              0.24       0.24       0.21         0.47        0.43

Performance ratios (%)
Return on average common equity       19.9       20.7       19.7         20.3        20.3
Return on average assets              0.88       0.92       0.90         0.90        0.94
Net interest margin^                  2.35       2.36       2.34         2.35        2.38
Cost efficiency ratio^^               52.6       53.1       54.6         52.8        53.8
Non-interest revenue:total
 revenue ratio                        37.7       37.0       36.6         37.3        37.2

Credit information
Gross impaired credit exposures        159        161        125

Allowance for credit losses            319        325        338
- As a percentage of gross impaired
   credit exposures                    201%       202%       270%
- As a percentage of gross loans
   and acceptances                    0.84%      0.87%      0.98%

Average balances
Assets                              52,573     50,986     46,523       51,784     45,358
Loans                               33,262     32,252     29,901       32,760     29,374
Deposits                            40,847     40,022     37,028       40,437     35,867
Common equity                        2,316      2,276      2,141        2,296      2,119

Capital ratios (%)
Tier 1                                 9.0        9.0        9.0
Total capital                          1.2       11.3       11.2

Total assets under administration
Funds under management              21,659     21,796     18,820
Custody accounts                     8,494      8,564      5,875
Total assets under administration   30,153     30,360     24,695


^ Net interest margin is net interest income divided by average interest earning assets for the period.
^^ The cost efficiency ratio is defined as non-interest expenses divided by total revenue.

Consolidated Statement of Income (Unaudited)

                                             Quarter ended                Half-year ended
Figures in C$ millions              30Jun06     31Mar06     30Jun05     30Jun06      30Jun05
(except per share amounts)                            ^         ^                         ^

Interest and dividend income
Loans                                   523         462         396         985          770
Securities                               46          43          25          89           49
Deposits with regulated financial
 institutions                            55          58          39         113           69
                                        624         563         460       1,187          888

Interest expense
Deposits                                341         291         211         632          395
Debentures                                7           6           6          13           13
                                        348         297         217         645          408

Net interest income                     276         266         243         542          480

Non-interest revenue
Deposit and payment service charges      23          21          22          44           42
Credit fees                              27          25          24          52           46
Capital market fees                      26          32          24          58           56
Investment administration fees           25          24          17          49           34
Foreign exchange                          8           7           6          15           13
Trade finance                             6           6           7          12           14
Trading revenue                          17          17          15          34           30
Investment securities gains              13           5           4          18           11
Securitisation income                    11           8           5          19           13
Other                                    11          11          16          22           25
                                        167         156         140         323          284

Total revenue                           443         422         383         865          764

Non-interest expenses
Salaries and employee benefits          136         123         110         259          219
Premises and equipment                   27          29          27          56           54
Other                                    70          72          72         142          138
                                        233         224         209         457          411

Net operating income before
 provision for credit losses            210         198         174         408          353

Provision for credit losses               6           6           6          12           14

Income before provision and
 non-controlling interest in
 income of trust                        204         192         168         396          339
Provision for income taxes               78          65          55         143          112
Non-controlling interest in
 income of trust                          6           7           5          13            9
Net income                              120         120         108         240          218
Preferred share dividends                 5           4           4           9            6
Net income attributable to common
 shares                                 115         116         104         231          212

Average common shares outstanding
(000)                               488,668     488,668     488,668     488,668      488,668
Basic earnings per share (C$)          0.24        0.24        0.21        0.47         0.43

^ Certain prior period amounts have been reclassified to conform with the current period presentation.

Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions                    At 30Jun06        At 31Dec05       At 30Jun05

Assets
Cash and deposits with Bank of Canada            378               409              347
Deposits with regulated financial
 institutions                                  4,193             5,549            4,997
                                               4,571             5,958            5,344

Investment securities                          3,576             2,923            2,489
Trading securities                             2,120             1,418            1,421
                                               5,696             4,341            3,910

Assets purchased under reverse repurchase
 agreements                                    3,473             1,752            2,475

Loans
- Businesses and government                   16,979            15,571           14,768
- Residential mortgage                        13,130            12,865           12,427
- Consumer                                     3,638             3,734            3,714
- Allowance for credit losses                   (319)             (326)            (338)
                                              33,428            31,844           30,571

Customers' liability under acceptances         4,454             4,002            3,722
Land, buildings and equipment                     99               103               97
Other assets                                   1,411             1,210            1,312
                                               5,964             5,315            5,131
Total assets                                  53,132            49,210           47,431

Liabilities and shareholders' equity
Deposits
- Regulated financial institutions             1,709             1,975            1,199
- Individuals                                 16,108            15,300           15,343
- Businesses and governments                  23,172            21,333           20,845
                                              40,989            38,608           37,387

Acceptances                                    4,454             4,002            3,722
Assets sold under repurchase agreements          375               302              101
Other liabilities                              3,606             2,849            2,898
Non-controlling interest in trust and
 subsidiary                                      430               430              430
                                               8,865             7,583            7,151

Subordinated debentures                          559               423              428

Shareholders' equity
- Preferred shares                               350               350              300
- Common shares                                1,125             1,125            1,125
- Contributed surplus                            199               187              182
- Retained earnings                            1,045               934              858
                                               2,719             2,596            2,465

Total liabilities and shareholders'
 equity                                       53,132            49,210           47,431


Condensed Consolidated Statement of Cash Flows (Unaudited)

                                          Quarter ended                   Half-year ended
Figures in C$ millions          30Jun06       31Mar06    30Jun05       30Jun06      30Jun05

Cash flows provided by/(used
 in):
- operating activities              (69)          253       (293)          184          112
- financing activities              706         1,699      2,154         2,405        3,816
- investing activities           (1,128)       (2,503)    (1,623)       (3,631)      (3,214)

Increase (decrease) in cash
 and cash equivalents              (491)         (551)       238        (1,042)         714

Cash and cash equivalents,
 beginning of period              4,649         5,200      4,483         5,200        4,007
Cash and cash equivalents,
 end of period                    4,158         4,649      4,721         4,158        4,721

Represented by:
- Cash resources per
   balance sheet                  4,571         5,182      5,344
  - less non-operating
     deposits^                     (413)         (533)      (623)
- Cash and cash equivalents,
   end of period                  4,158         4,649      4,721

^ Non-operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitisation transactions.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  July 24, 2006